Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF APRIL 28, 2022 DATE AND TIME: On April 28, 2022, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the elected members. RESOLUTIONS UNANIMOUSLY ADOPTED: Taking into account the resolutions by Stockholders at the Company’s Annual General Stockholders’ Meeting held on April 26, 2022, and after debating the topics below, the Board Members resolved as follows: BOARD OF DIRECTORS 1) To appoint PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL as Co-chairmen. 2) To appoint RICARDO VILLELA MARINO as Vice Chairman. BOARD OF OFFICERS 3) To set at 26 the number of seats of the Board of Officers for the annual term of office to be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders’ Meeting of 2023, as follows: the Chief Executive Officer and Member of the Executive Committee, 11 Officers and Members of the Executive Committee, and 14 Officers. 4) To reelect MILTON MALUHY FILHO, ALEXANDRE GROSSMANN ZANCANI, ALEXSANDRO BROEDEL LOPES, ANDRÉ LUIS TEIXEIRA RODRIGUES, ANDRÉ SAPOZNIK, CARLOS FERNANDO ROSSI CONSTANTINI, FLÁVIO AUGUSTO AGUIAR DE SOUZA, LEILA CRISTIANE BARBOZA BRAGA DE MELO, MATIAS GRANATA, PEDRO PAULO GIUBBINA LORENZINI, RICARDO RIBEIRO MANDACARU GUERRA, SERGIO GUILLINET FAJERMAN, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, DANIEL SPOSITO PASTORE, EMERSON MACEDO BORTOLOTO,JOSÉ GERALDO FRANCO ORTIZ JUNIOR, JOSÉ VIRGILIO VITA NETO, LUCIANA NICOLA SCHNEIDER, PAULO SERGIO MIRON, RENATO BARBOSA DO NASCIMENTO, RENATO DA SILVA CARVALHO, RENATO LULIA JACOB, TATIANA GRECCO and TERESA CRISTINA ATHAYDE MARCONDES FONTES, all of them qualified below, for the next annual term of office to be effective until the investiture of the members elected at the

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM .2 Meeting of the Board of Directors to be held immediately after the Annual General Stockholders’ Meeting of 2023, with the Board of Officers thus being composed as follows: BOARD OF OFFICERS Chief Executive Officer and Member of the Executive Committee MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; Officers and Members of the Executive Committee ALEXANDRE GROSSMANN ZANCANI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 27.561.321-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 288.246.148-84, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha 100, Torre Olavo Setubal, 8º Andar, Parque Jabaquara, CEP 04344-902; ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/ES) No. 1.215.567, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; ANDRÉ LUÍS TEIXEIRA RODRIGUES, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 35.318.961-3, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 799.914.406-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; ANDRÉ SAPOZNIK, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 21.615.978-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 165.085.128-62, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; CARLOS FERNANDO ROSSI CONSTANTINI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 23.943.904-11, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 166.945.868-76, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, 2º Andar, Itaim Bibi, CEP 04538-132; FLÁVIO AUGUSTO AGUIAR DE SOUZA, Brazilian, married, administrator, bearer of Identity Card (RG-SSP/SP) No.56.891.471-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 747.438.136-20, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Itaim Bibi, 2º Andar, CEP 04538-132;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM .3 LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 20.187.093-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under No.153.451.838-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902; MATIAS GRANATA, Argentinian, married, economist, bearer of Alien Registration Card RNE-CGPI/DIREX/DPF/V343726-G, and enrolled with the Individual Taxpayer’s Registry (CPF) under No.228.724.568-56, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; PEDRO PAULO GIUBBINA LORENZINI, Brazilian, married, administrator, bearer of Identity Card (RG-SSP/SP) No. 12.276.359-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 103.594.548-79, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3440, 3º andar, Itaim Bibi, CEP 04538-132; RICARDO RIBEIRO MANDACARU GUERRA, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 7.982.129, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 176.040.328-85, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, 12º andar, Parque Jabaquara, CEP 04344-902; and SERGIO GUILLINET FAJERMAN, Brazilian, married, economist, bearer of Identity Card (RG-SSP/RJ) No. 04.137.542-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 018.518.957-10, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100—Torre Eudoro Vilella, 3 º andar, Parque Jabaquara, CEP: 04344-902. Officers ADRIANO CABRAL VOLPINI, Brazilian, married, administrator, bearer of Identity Card (RG-SSP/SP) No. 22.346.052-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/MG) No. M-6.087.593, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902; ANDRE BALESTRIN CESTARE, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 28.909.394-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 213.634.648-25, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; DANIEL SPOSITO PASTORE, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 26.744.689-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM .4 No.283.484.258-29, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Identity Card (RG-SSP/SP) No. 22.587.899-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; JOSÉ GERALDO FRANCO ORTIZ JUNIOR, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 32.903.067-X, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 290.270.568-97, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Conceição, 1º Andar, Parque Jabaquara, CEP 04344-902; JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 28.102.942-8, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902; LUCIANA NICOLA SCHNEIDER, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 29.629.386-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 270.049.978-63, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 6° andar, Parque Jabaquara, CEP 04344-902; PAULO SERGIO MIRON, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 16.191.136-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 21.582.888-4, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; RENATO DA SILVA CARVALHO, Brazilian, married, production engineer, bearer of Identity Card (RG-SSP/DF) No. 10.073.128-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 033.810.967-61, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, Piso Térreo, Parque Jabaquara, CEP 04344-902; RENATO LULIA JACOB, Brazilian, married, bank clerk, bearer of Identity Card (RG-SSP/DF) No. 13.598.470-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 118.058.578-00, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM .5 TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of Identity Card (RG-SSP/SP) No. 22.539.046-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 3º andar, Itaim Bibi, CEP 04538-132; and TERESA CRISTINA ATHAYDE MARCONDES FONTES, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 30.246.165-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 307.447.828-48, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, CEP 04344-902. 5) To register (i) the submission of the documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in legislation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Articles 3 and 4 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed with the Company’s head office; and (ii) that the investiture of the elected members will be formalized as soon as their elections are ratified by the Central Bank of Brazil (“Bacen”). 6) In accordance with the rules of CMN, Bacen and CVM, to assign the responsibilities to the Company’s officers, as follows: ALEXANDRE GROSSMANN ZANCANI Lease Portfolio – CMN Resolution No. 2,212/95; Lease Department – CMN Resolution No. 4,977/21; Real Estate Loan Portfolio – CMN Resolution No. 2,212/95; and Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12. ALEXSANDRO BROEDEL LOPES Accounting Department – CMN Resolution No. 4,924/21 and BACEN Resolution No. 120/21; and Unicad data update – BACEN Circular No. 3,165/02. ANDRÉ LUIS TEIXEIRA RODRIGUES Commercial Portfolio – CMN Resolution No. 2,212/95; Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95; and Deposit Accounts – CMN Resolution No. 4,753/19. ANDRÉ SAPOZNIK Selic Matters – BACEN Circular No. 55/2020; Matters related to the Brazilian Payments System – BACEN Resolution No. 105/21; and Client Registration of the National Financial System (SFN) – BACEN Resolution No. 179/22. CARLOS FERNANDO ROSSI CONSTANTINI Adjusting the Products, Services and Operations to the Client’s profile – CVM Resolution No. 30/21; and Operations carried out with securities in regulated markets – CVM Resolution No. 35/21.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM                .6 FLÁVIO AUGUSTO AGUIAR DE SOUZA Rural Credit Department – CMN Resolution No. 4,883/20; and Investment Portfolio – CMN Resolution No. 2,212/95. LEILA CRISTIANE BARBOZA BRAGA DE MELO RDR System (System of Registration of Complaints and Requests) – BACEN Circular No. 3,729/14. MATIAS GRANATA Risk Management (CRO)—CMN Resolution No. 4,557/17; Responsible for Anti-Money Laundering (AML) (Law No. 9,613/98 and legislation in force) and also for assessing, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to AML, fighting terrorism financing and information privacy and security programs, with powers to appoint specific departments under his responsibility to operate in relation to these powers; and Internal controls and procedures for securities traded in regulated markets – CVM Resolution No. 35/21. PEDRO PAULO GIUBBINA LORENZINI Repurchase Operations – CMN Resolution No. 3,339/06; Loans and Securities Lending Operations – CMN Resolution No. 3,197/04; Swap Operations – CMN Resolution No. CMN 3,505/07; and Foreign Currency Market-related Operations – CMN Resolution No. 3,568/08. ADRIANO CABRAL VOLPINI Compliance with the Cyber Security Policy – CMN Resolution No. 4,893/21 and BACEN Resolution No. 85/21. JOSÉ GERALDO FRANCO ORTIZ JUNIOR Supply of Information – BACEN Circular No. 3,504/10; Environmental and Social Responsibility Policy – CMN Resolution No. 4,327/14; and Institutional Policy on relationship with clients and users of financial products and services – CMN Resolution No. 4,949/21. RENATO DA SILVA CARVALHO Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11; and Credit Information System (SCR) – BACEN Circular No. 3,870/17. RENATO LULIA JACOB Head of Investor Relations – CVM Instruction No. 480/09. TATIANA GRECCO Determination of Minimum Limits and Standards – BACEN Circular No. 69/21;    Calculation and reporting of RWA amount – BACEN Resolution No. 100/21; Compliance with the Maximum Limits of Exposure per Client and Concentrated Exposures – CMN Resolution No. 4,677/18;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM                .7 Disclosure of prudential information – CMN Resolution No. 4,557/17, art. 56-A; Capital Risk Management – CMN Resolution No. 4,557/17, art. 47 and BACEN Resolution No. 84/21; Recovery Plan – CMN Resolution No. 4,502/16; Two-way guarantee margin requirement for derivative operations – CMN Resolution No. 4,662/18; Procedures for reporting information on the exposures to the market risk, IRRBB and RWA for the purpose of calculating Total Capital, Tier I, Core Capital and Additional Tier I Capital – BACEN Resolution No. 84/21 and BACEN Instruction No. 101/21; and Reporting information on the control of the Exposure to Liquidity Risk and on the Liquidity Coverage Ratio (LCR) – BACEN Resolution No. 207/22. 7) With respect to the Committees reporting to the Board of Directors, establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2023: AUDIT COMMITTEE (i) To reelect GUSTAVO JORGE LABOISSIÈRE LOYOLA, ALEXANDRE DE BARROS, LUCIANA PIRES DIAS, RICARDO BALDIN and ROGÉRIO CARVALHO BRAGA, all qualified below; (ii) To establish the following composition of the Audit Committee: Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/DF) No. 408.776 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000. Members: ALEXANDRE DE BARROS, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 6.877.956-2 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 040.036.688-63, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; LUCIANA PIRES DIAS, Brazilian, single, lawyer, bearer of Identity card (RG-SSP/SP) No. 26.180.321-9 and enrolled with the Individual taxpayer’s Registry (CPF) under No. 251.151.348-02, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 2.894, conjunto 73, Jardim Paulistano, CEP 01451-001; RICARDO BALDIN, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 10.055.532-66 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 163.678.040-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 09º andar, Parque Jabaquara, CEP 04344-902; and ROGÉRIO CARVALHO BRAGA, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 8.130.174-1 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 625.816.948-15, domiciled in the city of Santíago, Chile, at Avenida Presidente Riesco, 5733 Piso 20, Las Condes, 7561127. (iii) To register the submission of the documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in legislation in

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM .8 force, particularly Resolutions No. 4,122/12 and No. 4,910/2021 of the National Monetary Council (“CMN”) and all these documents were filed with the Company’s head office, and that the investiture of the elected members will be formalized as soon as their elections are ratified by BACEN; (iv) To register that RICARDO BALDIN is the Audit Committee’s member of Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing areas (financial expert). STRATEGY COMMITTEE Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 771.733.258-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 295.520.008-58, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. RISK AND CAPITAL MANAGEMENT COMMITTEE Chairman: PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Avenida Ataulfo de Paiva, 1100, 2º andar, Leblon, CEP 22440-035. Members: CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and ROBERTO EGYDIO SETUBAL, already qualified above.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM                .9 NOMINATION AND CORPORATE GOVERNANCE COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified above. Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; and FÁBIO COLLETTI BARBOSA, already qualified above. RELATED PARTIES COMMITTEE Chairman: FÁBIO COLLETTI BARBOSA, already qualified above. Members: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 036.221.618-50, domiciled in the city of London, United Kingdom, at 52 Canary View, 23 Dowells Street, SE10 9DY; and PEDRO LUIZ BODIN DE MORAES, already qualified above. PEOPLE COMMITEE Chairman: PEDRO MOREIRA SALLES, already qualified above. Members: ALFREDO EGYDIO SETUBAL; ANA LÚCIA DE MATTOS BARRETTO VILLELA; and FÁBIO COLLETTI BARBOSA, all of them already qualified above. COMPENSATION COMMITTEE Chairman: ROBERTO EGYDIO SETUBAL, already qualified above. Members: GERALDO JOSÉ CARBONE (non-management member), Brazilian, married, economist, bearer of Identity Card (RG SSP/SP) No. 8.534.857-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 952.589.818-00, domiciled in the city and state of São Paulo at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; CANDIDO BOTELHO BRACHER; and JOÃO MOREIRA SALLES, both already qualified above. SOCIAL RESPONSIBILITY COMMITTEE Chairman: ALFREDO EGYDIO SETUBAL, already qualified above; Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; CANDIDO BOTELHO BRACHER; FÁBIO COLLETTI BARBOSA; and PEDRO MOREIRA SALLES, all of them already qualified above.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 28, 2022 –9:00 AM.10 CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Maria Helena Santana and Pedro Luiz Bodin de Moraes – Board members São Paulo (SP), April 28, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence